Via Facsimile and U.S. Mail
Mail Stop 4720

May 20, 2010

Mr. Cao Wubo
Chief Executive Officer and President
Jiangbo Pharmaceuticals, Inc.
Middle Section, Longmao Street Area A
Laiyang Waixiangxing Industrial Park
Laiyang City, Yantai, Shandong Province
People's Republic of China 265200

Re: Jiangbo Pharmaceuticals, Inc.
Form 10-K/A for Fiscal Year Ended June 30, 2008
File No. 000-53037

Dear Mr. Wubo:

    We have completed our review of your Form 10-K/A and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief